UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

SYNAPTICS INCORPORATED

(Exact name of registrant as specified in its charter)

DELAWARE	000-49602	77-0118518
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1251 McKay Drive

San Jose, California 95131

(Address of principal executive offices, including zip code)

(408) 904-1100

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 – Conflict Minerals Disclosure

Item 1.01.	Conflict Minerals Disclosure and Report.

Conflict Minerals Disclosure

Synaptics Incorporated (including its consolidated subsidiaries, the “Registrant”) is filing this Form SD pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 for the reporting period from January 1, 2015 to December 31, 2015 (the “Reporting Period”).

For the Reporting Period, the Registrant conducted, in good faith, a reasonable country of origin inquiry regarding the conflict minerals that are necessary to the functionality or production of products that the Registrant manufactures or contracts to manufacture (the “Minerals”). The inquiry was reasonably designed to determine if the Minerals originated in the Democratic Republic of the Congo or an adjoining country or are from recycled or scrap sources.

The Registrant has determined that it is required to file a Conflict Minerals Report, which is attached as Exhibit 1.01 to this report. The Conflict Minerals Report is also publicly available at http://www.synaptics.com. The content on, or accessible through, any website referred to in this Form SD is not incorporated by reference into this Form SD unless expressly noted.

Item 1.02.	Exhibit.

The Registrant’s Conflict Minerals Report is included as Exhibit 1.01 to this report.

Section 2 – Exhibits

Item 2.01.	Exhibits.

Exhibit Number	Description

1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Synaptics Incorporated

By:	/s/ Alex Wong

Alex Wong

Senior Vice President of Worldwide Operations

May 27, 2016